ARTICLES SUPPLEMENTARY

          PROSPECT STREET® HIGH INCOME PORTFOLIO INC., a Maryland corporation having its principal office in the State of Maryland in Baltimore City, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “State Department”) that:

          FIRST: By resolution of its Board of Directors and Amended and Restated By-Laws adopted by its Board of Directors, the Corporation, pursuant to Section 3-802(a)(2) of the Maryland General Corporation Law (the “MGCL”), elected (subject to Section 3-803(f) of the MGCL) to become subject to Section 3-804(a) of the MGCL, which provides that stockholders of the Corporation may remove any director only by the affirmative vote of at least two-thirds (2/3) of all the votes entitled to be cast by the stockholders generally in the election of directors and then only for cause in accordance with Section 2-406(b)(3) of the MGCL.

          SECOND: By resolution of its Board of Directors and Amended and Restated By-Laws adopted by its Board of Directors, the Corporation, pursuant to Section 3-802(a)(2) of the MGCL, elected to become subject to Section 3-804(b) of the MGCL, which provides that the number of directors shall be fixed only by vote of the Board of Directors.

          THIRD: By resolution of its Board of Directors and Amended and Restated By-Laws adopted by its Board of Directors, the Corporation, pursuant to Section 3-802(a)(2) of the MGCL, elected to become subject to Section 3-804(c) of the MGCL, which provides that each vacancy on the Board of Directors of the Corporation resulting from an increase in the size of the Board of Directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and further that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

          FOURTH: By resolution of its Board of Directors and Amended and Restated By-Laws adopted by its Board of Directors, the Corporation, pursuant to Section 3-802(a)(2) of the MGCL, elected to become subject to Section 3-805 of the MGCL, which requires the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting in order for a special stockholder meeting to be called on stockholder request and establishes certain procedural and cost payment requirements with respect to any such special meeting.

          IN WITNESS WHEREOF, Prospect Street High Income Portfolio Inc. has caused these Articles Supplementary to be signed in its name and on its behalf by its President who acknowledges that these Articles Supplementary are the act of the Corporation, that to the best of his knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects, and that this statement is made under the penalties of perjury.

PROSPECT STREET HIGH INCOME PORTFOLIO INC. By: /s/ James D. Dondero James D. Dondero President

WITNESS:

/s/ Joseph Dougherty
Joseph Dougherty Secretary